UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                        Form 40-F ☐

Indicate by check mark if the registrant  is  submitting  the  Form 6-K  in  paper  as  permitted  by  Regulation S-T  Rule 101(b)(1): ☐

Indicate by check mark if the  registrant  is  submitting  the  Form 6-K  in  paper  as  permitted  by  Regulation S-T  Rule 101(b)(7): ☐

EXHIBIT INDEX

The following exhibit is furnished as part of this Current Report on Form 6-K.

Exhibit Number	Description
99.1	Press Release, dated August 12, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

	By:	/s/ Mindy Gilbert
	Name:	Mindy Gilbert
	Title:	Executive Vice President and General Counsel
Date: August 12, 2020

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